SEC File No. 82-34725





AGRICORE UNITED CLOSES ACQUISITION OF HI-PRO FEEDS

WINNIPEG, MANITOBA – (August 14, 2006) – Agricore United (TSX:AU) today announced it has finalized the acquisition of the assets of Hi-Pro Feeds ("Hi-Pro"), a feed manufacturing business headquartered in Friona, Texas, for USD $38.5 million, plus working capital. This acquisition was previously announced on June 30, 2006 and was completed through a newly incorporated U.S. subsidiary, Unifeed Hi-Pro Inc. The addition of the four Hi-Pro manufacturing facilities in the Texas and New Mexico region, one of the highest growth markets in the U.S. dairy industry, will add an additional 600,000 tonnes of feed manufacturing capacity to the company's existing livestock operations.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

William (Bill) R. McGill
Vice-President,
Livestock Services
(403) 938-8352
bmcgill@agricoreunited.com

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com